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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                Schedule 13G
                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )

                             ALLEGRO NEW MEDIA, INC.
                               (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   016903 10 6
                                  CUSIP Number)

      Check the following box if a fee is being paid with this statement / /.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1)    Name of Reporting Persons           M.S. Farrell & Co., Inc.
      SS. Or I.R.S. Identification
      Nos. Of Above Persons
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2)    Check the Appropriate Box           (a)   X
      If a Member of a Group              (b)
      (See Instructions)
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3)    SEC Use Only
-------------------------------------------------------------------------------

4)    Citizenship or Place of       State of New York/U.S.A.
      Organization
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Number of Shares Beneficially Owned by Each Reporting Person With
-------------------------------------------------------------------------------

5)    Sole Voting Power                   455,300
-------------------------------------------------------------------------------

6)    Shared Voting Power                 0
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7)    Sole Dispositive Power              455,300
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8)    Shared Dispositive Power            0
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9)    Aggregate Amount Beneficially       455,300
      Owned by Each Reporting Person
-------------------------------------------------------------------------------

10)   Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions).
-------------------------------------------------------------------------------

11)   Percent of Class Represented        5.4%
      By Amount in Row 9.
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12)   Type of Reporting Person (See       BD
      Instructions)



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Item 1(a)   Name of Issuer
            Allegro New Media, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices
            111 North Market Street
            San Jose, California 95113

Item 2(a)   Name of Persons Filing
            M.S. Farrell & Co., Inc.

Item 2(b)   Address of Principal Business Office:
            67 Wall Street
            New York, NY 10005

Item 2(c)   Citizenship:
            M.S. Farrell & Co., Inc.:  State of New York

Item 2(d)   Title of Class of Securities
            Common Stock

Item 2(e)   CUSIP Number
            016903 10 6

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) [X] Broker or Dealer registered under Section 15 of the Act

      (b) [ ] Bank as defined in section 3(a)(6) of the Act

      (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

      (d) [ ] Investment Company registered under section 8 of the Investment Company Act

      (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

      (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-a(b)(1)(ii)(F)

      (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)
(ii)(G) (Note:  See Item 7)

      (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)



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Item 4   Ownership.

         (a) Amount Beneficially Owned: 455,300

         (b) Percent of Class: 5.4%

         (c) Number of shares as to which such person has:

            (i)  sole power to vote or to direct the vote: 455,300

            (ii) shared power to vote or to direct vote:  0

            (iii)sole power to dispose or to direct disposition of: 455,300

            (iv) shares power to dispose or to direct disposition of: 0

Item 5   Ownership of Five Percent or Less of a Class.

         Not applicable

Item 6   Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8   Identification and Classification of Members of the Group.

         Inapplicable.

Item 9   Notice of Dissolution of the Group.

Item 10  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




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Signature.
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

February 14, 1997
------------------------------------------
Date

M.S. FARRELL & CO., INC.


By:/s/Martin F. Schacker
   ---------------------------------------
        Martin F. Schacker
        Chairman of the Board


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS(SEE 18 U.S.C. 1001).



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